# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 10x Genomics, Inc., CIK 0001770787
CUSIP: 88025U109
Title of class of securities: CLASS A COMMON STOCK
Address of issuer's principal executive offices: 6230 STONERIDGE MALL ROAD, 6230 STONERIDGE MALL ROAD, PLEASANTON, California (CA), 94588
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000315066-19-001726
Filed by CIK 0000315066

## Reporting persons
- FMR LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 14,618,395; shared voting power 0; sole dispositive power 14,683,871.79; shared dispositive power 0; aggregate amount beneficially owned 14,683,871.79 (13% of the class)
- Abigail P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 14,683,871.79; shared dispositive power 0; aggregate amount beneficially owned 14,683,871.79 (13% of the class)

## Item 1. Issuer
Name of issuer: 10x Genomics, Inc.
Address of issuer's principal executive offices: 6230 STONERIDGE MALL ROAD, 6230 STONERIDGE MALL ROAD, PLEASANTON, CALIFORNIA, 94588.

## Item 2. Person Filing
Name of person filing: FMR LLC
Address of principal business office or, if none, residence: 245 Summer Street, Boston, Massachusetts 02210
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
14,683,871.79*

*4,870,733 of the shares of Class A Common Stock of 10X GENOMICS INC reported as being beneficially owned by the reporting persons at March 31, 2025, are included in this Schedule 13G because the Reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 4,870,733 shares of Class B Common Stock of 10X GENOMICS INC by investment companies advised by Fidelity Management & Research Company LLC, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management Trust Company, and Strategic Advisers LLC an indirect wholly-owned subsidiary of FMR LLC as of such date, which shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1. Such shares of Class B Common Stock represent 34.6503% of the outstanding Class B Common Stock. Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the 14,683,872 shares of Class A Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent 12.0063% of the outstanding Class A Common Stock.
Percent of class: 13.0%
Sole power to vote or to direct the vote: Please see the responses to Items 5 and 6 on the cover page.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
14,683,871.79*

*4,870,733 of the shares of Class A Common Stock of 10X GENOMICS INC reported as being beneficially owned by the reporting persons at March 31, 2025, are included in this Schedule 13G because the Reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 4,870,733 shares of Class B Common Stock of 10X GENOMICS INC by investment companies advised by Fidelity Management & Research Company LLC, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management Trust Company, and Strategic Advisers LLC an indirect wholly-owned subsidiary of FMR LLC as of such date, which shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1. Such shares of Class B Common Stock represent 34.6503% of the outstanding Class B Common Stock. Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the 14,683,872 shares of Class A Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent 12.0063% of the outstanding Class A Common Stock.
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of 10X GENOMICS INC. No one other person's interest in the CLASS A COMMON STOCK of 10X GENOMICS INC is more than five percent of the total outstanding CLASS A COMMON STOCK.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Please see Exhibit 99 for 13d-1(k) (1) agreement.

## Signatures
- FMR LLC: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries* (05/06/2025)
- Abigail P. Johnson: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson** (05/06/2025)
Comment: * This power of attorney is incorporated herein by reference to Exhibit 24 to the
Schedule 13G filed by FMR LLC on January 10, 2023, accession number: 0000315066-23-000003.
** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number: 0000315066-23-000038.